January 4, 2012

VIA EDGAR

Courtney Haseley, Staff Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Entertainment Games, Inc. Request for Withdrawal on Form RW

Registration Statement on Form 10, as amended (File No. 000-27102)

Dear Ms. Haseley:

Entertainment Games, Inc. (the “Company”) hereby respectfully requests the immediate withdrawal of the Company’s Registration Statement on Form 10-12G (File No. 000-27102), together with all exhibits thereto, initially filed with the Securities and Exchange Commission (the “Commission”) under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on November 7, 2011, and amended on December 20, 2011 (as so amended, the “Registration Statement”).

The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company is withdrawing the Registration Statement to prevent it from automatically becoming effective on January 6, 2012, sixty day after its initial filing (pursuant to Exchange Act Section 12(g)(1)). The Company is currently waiting for the Commission staff to complete its review of Amendment No. 1 to the Registration Statement and for additional comments, if any, from the Commission staff and thereafter the Company intends to respond to such comments. Please note that the Registration Statement was a voluntary filing under Section 12(g) of the Exchange Act.

The Company intends to file a new registration statement on Form 10 with the Commission immediately after withdrawal of the Registration Statement in order to fully respond to any additional Commission staff comments.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted. Please direct questions with respect to this matter to:

Nancy D. Weisberg, Esquire

McCausland Keen & Buckman

259 N. Radnor-Chester Road

Radnor, Pennsylvania 19087

Telephone: (610) 341-1070

Email: nweisberg@mkbattorneys.com

Facsimile: (610) 341-1099

Ellen Pulver Flatt, Vice President, General Counsel and Secretary

Entertainment Games, Inc.

Telephone: (215) 750-6606

Email: epulverflatt@egames.com

Facsimile: (215) 750-3722

Sincerely,

Entertainment Games, Inc.

By: /s/ Gerald W. Klein

Gerald W. Klein

Chief Executive Officer